Filed by: MetLife, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under other applicable sections
of the Securities Exchange Act of 1934
Subject Company: MetLife, Inc.
Commission File No.: 333-152828
The following is the text of the website that is being maintained at http://www.dfking.com/metlife in connection with MetLife, Inc.’s (“MetLife”) offer to exchange 29,243,539 shares of RGA class B common stock, par value $0.01 per share (the “RGA class B common stock”), for outstanding shares of common stock, par value $0.01 per share, of MetLife (“MetLife common stock”), as described in more detail in the exchange offer prospectus.
www.dfking.com/metlife
Last Updated: 9/12/2008 9:30 AM New York City time
VWAP
MetLife Common Stock (NYSE: MET)
$58.0917
RGA Common Stock (NYSE: RGA)
$50.4186
Final Calculated Per-Share Values
MetLife Common Stock
$57.06063
RGA Class B Common Stock
$50.06803
The limit was not in effect at the expiration of the originally contemplated exchange offer period.
Exchange Offer
The final exchange ratio in connection with the exchange offer is 1.2663.
MetLife offered to exchange 29,243,539 shares of RGA class B common stock which it owns for outstanding shares of MetLife common stock that are validly tendered and not properly withdrawn, as described in more detail in the exchange offer prospectus. The exchange offer was designed to permit holders of MetLife common stock to exchange their shares for shares of RGA class B common stock at a 10% discount to the calculated per-share value of RGA class B common stock. Stated another way, for each $1.00 of MetLife common stock accepted in the exchange offer, the tendering MetLife stockholder would receive approximately $1.11 of RGA class B common stock, subject to the limit and to proration referred to below. The exchange offer expired at 12:00 midnight, New York City time, at the end September 11, 2008.
The final calculated per-share value of each share of MetLife common stock and RGA class B common stock were determined by averaging the “daily volume-weighted average price” (or daily VWAP) of MetLife common stock and RGA common stock, respectively, on the last three trading days of the exchange offer period. The last three trading days of the exchange offer period were September 9, 2008, September 10, 2008 and September 11, 2008.

The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the exchange offer prospectus for additional information about the exchange offer. Copies of the exchange offer prospectus, the letter of transmittal, the form of notice of withdrawal and the notice of guaranteed delivery are available through the tabbed links at the top of this page. Further information regarding terms used on this website that are underlined and in blue is provided in the glossary below, reachable by clicking on those terms.
Number of Shares to be Received
The following formula was used to calculate the number of shares of RGA class B common stock that each tendering stockholder will receive for shares of MetLife common stock tendered and accepted in the exchange offer.

Number of shares of RGA class B common stock to be received*	=	Number of shares of MetLife common stock tendered, multiplied by the lesser of	1.3071 and	100% of the calculated per-share value of the MetLife common stock (MET) divided by 90% of the calculated per-share value of the RGA common stock (RGA)
*The number of shares received was subject to a limit of 1.3071 shares of RGA class B common stock for each share of MetLife common stock accepted in the exchange offer. In addition, since the exchange offer is over-subscribed, the number of shares MetLife accepted in the exchange offer will be less than the number of shares tendered and the exchange offer will be subject to proration.
Using the final calculated per share values provided above, the final number of shares of RGA class B common stock that a tendering holder would receive per share of MetLife common stock tendered would equal:

1.2663	=	1 share, multiplied by the lesser of	1.3071 and	$57.06063 divided by 0.9 * $50.06803
The following table shows how many shares of RGA class B common stock would be exchanged for a specified number of tendered and accepted shares of MetLife common stock.

Number of shares of MetLife common	Number of shares of RGA class B
stock tendered	common stock issued in exchange*
1	1.2663
10	12.6629
100	126.6291
1000	1266.2911
*Note that the fractional share amount is provided for indicative purposes only. Cash in lieu of fractional shares of RGA class B common stock will be distributed in the exchange offer. Furthermore the number of shares provided assumes that the exchange offer is not subject to proration.

Additional Information
In connection with the exchange offer (which expired at 12:00 midnight (ET) at the end of September 11, 2008), RGA filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 (No. 333-152828), as amended, that included an exchange offer prospectus dated August 11, 2008, and MetLife filed with the SEC a tender offer statement on Schedule TO, as amended, that included such exchange offer prospectus and related transmittal materials. The exchange offer prospectus and transmittal materials contain important information about the exchange offer and related matters, and were mailed to MetLife’s stockholders. None of MetLife, RGA or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer made any recommendation as to whether you should participate in the exchange offer. You may obtain a free copy of the exchange offer prospectus and other related documents filed with the SEC by MetLife and RGA at the SEC’s web site at www.sec.gov. Those documents may also be obtained from D.F. King & Co., Inc., which was retained by MetLife as the information agent for the exchange offer. To obtain copies of the exchange offer prospectus and related documents, or if you have questions about the terms of the exchange offer, you may contact the information agent at (212) 269-5550 (banks and brokers only) (collect) or (800) 825-0898 (toll free).

Glossary
calculated per-share value: Final calculated per-share values were equal to (1) in the case of the MetLife common stock, the average of the daily VWAP of MetLife common stock on the New York Stock Exchange for the last three trading days of the exchange offer period as reported by Bloomberg L.P., for the equity ticker MET.N, and (2) in the case of the RGA class B common stock, the average of the daily VWAP of RGA common stock on the New York Stock Exchange for the last three trading days of the exchange offer period as reported by Bloomberg L.P., for the equity ticker RGA.N.
daily VWAP: Daily VWAP means VWAP for the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE) and ending at 4:00 p.m., New York City time (or such other time as is the official closing of trading on the NYSE), as reported by Bloomberg L.P., except that, on the last trading day of the exchange offer period, the data used to make that calculation took into account only those adjustments to reported trades made by 4:10 p.m., New York City time, on that day.

exchange ratio: The number of shares of RGA class B common stock that will be exchanged for each share of MetLife common stock accepted in the exchange offer. The final exchange ratio was first published on this website and separately published by press release at approximately 4:30 p.m., New York City time, on the expiration date of the exchange offer period.
limit: The number of shares each tendering holder will receive is subject to a limit of 1.3071 shares of RGA class B common stock for each share of MetLife common stock accepted in the exchange offer. If the limit had been in effect, you would have received less than $1.11 of RGA class B common stock for each $1.00 of MetLife common stock, depending on the calculated per-share values of MetLife common stock and RGA class B common stock at the expiration date of the exchange offer period, and it could have resulted in you receiving much less. The exchange offer did not provide for a minimum exchange ratio.
proration: Since the exchange offer is oversubscribed and MetLife cannot fulfill all tenders of MetLife common stock at the exchange ratio, then shares of MetLife common stock that are validly tendered will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered. We refer to this as “proration.” Stockholders who beneficially own “odd-lots” (that is, fewer than 100 shares of MetLife common stock) and who validly tendered all of their shares of MetLife common stock were able to request that their shares not be subject to proration. Proration for each tendering stockholder will be based on the number of shares of MetLife common stock tendered by that stockholder in the exchange offer, and not on that stockholder’s aggregate ownership of MetLife common stock. The examples provided above assume that there is no proration for non-odd lot holders.
VWAP: VWAP means the “volume-weighted average price” per share of the stock on the New York Stock Exchange during the period specified as reported by Bloomberg L.P.
Contact Information
Questions or requests for assistance may be directed to the information agent at its address and telephone number listed below.
The information agent for the exchange offer is:
D.F. KING & CO., INC.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 825-0898
The co-dealer managers for the exchange offer are:
GOLDMAN, SACHS & CO.
and
MERRILL LYNCH & CO.
The exchange agent for the exchange offer is:
BNY MELLON SHAREOWNER SERVICES
By Mail:
Holders of Physical Stock Certificates
Attention: Corporate Actions Department
P.O. Box 358401
Pittsburgh, Pennsylvania 15252-8401
Holders of Direct Registration Shares
Attention: Corporate Actions Department
P.O. Box 358401
South Hackensack, New Jersey 07606-3352
By Overnight Courier or By Hand:
Attention: Corporate Actions Department, 27th Floor
Newport Office Center VII
480 Washington Boulevard
Jersey City, New Jersey 07310-2053